UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      Bion Environmental Technologies, Inc.
                      -------------------------------------
                                (Name of Issuer)


                          Common Stock, $.0001 Par Value
                          ------------------------------
                          (Title of Class of Securities)


                                    09061Q307
                                  --------------
                                  (CUSIP Number)

                                Anthony G. Orphanos
                         c/o Carret Asset Management LLC
                         40 West 57th Street, 20th Floor
                                New York, NY  10019
                 ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  August 31, 2010
              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  09061Q307

(1)  Name of Reporting Person:

        Anthony G. Orphanos

(2)  Check the appropriate box if a member of a group:

                                   (a) [  ]
        Not applicable             (b) [  ]


(3)  SEC use only

(4)  Source of funds:

     PF and OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or place of organization

        USA

Number of Shares Beneficially Owned by Each Reporting Person With:

     (7)  Sole voting power: 2,842,331

     (8)  Shared voting power:  696,263

     (9)  Sole dispositive power:  2,842,331

     (10) Shared dispositive power:  696,263

(11) Aggregate amount beneficially owned by each reporting person:  3,538,594

(12) Check if the aggregate amount in Row (11) excludes certain shares [  ]

        Not applicable

(13) Percent of class represented by amount in row (11):  26.4%

(14) Type of reporting person:  IN


ITEM 1.  SECURITY AND ISSUER

     (a)  Title of Class of Equity Securities:  Common Stock, $.0001 Par
Value

     (b)  Name of Issuer: Bion Environmental Technologies, Inc.

     (c) Address of Issuer's Principal Executive Offices: Box 566/1774 Summitview Way, Crestone, Colorado 81131




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ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Name of Person Filing:  Anthony Orphanos

     (b)  Address of Principal Business Office or, if none, residence:

               c/o Carret Asset Management LLC
               40 West 57th Street, 20th Floor
               New York, NY  10019

     (c) Present occupation or employment and name, principal businesss and address of any corporation or other organization in which such employment is conducted:

               Senior Managing Director
               Carret Asset Management LLC
               40 West 57th Street, 20th Floor
               New York, NY  10019

     (d) Filing person has not during the past five years been convicted in a criminal proceeding.

     (e) Filing person has not during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     (f)  Citizenship:  USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All of the Issuer's securities which were acquired by Mr. Orphanos, his IRA, or his wife were paid for using personal funds. All of the Issuer's common shares acquired by clients of Mr. Orphanos were paid for using funds of the clients. The amounts of funds paid for these securities are not provided because these transactions have occurred over a number of years and Mr. Orphanos would have to go to an unreasonable amount of time and expense to provide the amount of funds paid for all of the securities. Mr. Orphanos was already a ten percent shareholder on January 13, 2007, when the Issuer first became a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended. He then filed a Form 3 on January 13, 2007 and his first Schedule 13 G on February 7, 2008 which reported his beneficial ownership at those times.

ITEM 4.  PURPOSE OF TRANSACTION

     All purchases by Mr. Orphanos and by his clients were made for investment purposes.








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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)  Amount Beneficially Owned:  3,538,594 (1)(2)
          Percent of Class:  26.4%

     (b)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:        2,842,331(1)
         (ii)  shared power to vote or to direct the vote:        696,263(2)
        (iii)  sole power to dispose or to direct the
               disposition of:                                  2,842,331(1)
        (iv)   shared power to dispose or to direct the
               disposition of:                                    696,263(2)
______________

(1) Includes 433,563 shares and 35,500 shares underlying options and warrants held directly by Mr. Orphanos and 685,707 shares held in several IRA's. Also includes 1,687,561 common shares owned by certain clients of Mr. Orphanos, over which Mr. Orphanos exercises discretionary authority.

(2) Includes 130,263 shares held jointly with his wife and 566,000 shares underlying warrants held by the Danielle Christine Bassani Trust, of which Mr. Orphanos is a co-trustee.

     (c) During the period since the last Schedule 13D was filed (10/23/09), clients of Mr. Orphanos purchased a total of 122,400 shares of the Issuer in accounts at prices ranging from $1.50 to $2.30 per share. In addition, there were 34,131 shares delivered into accounts of clients of Mr. Orphanos and 34,000 shares were delivered out of accounts of clients of Mr. Orphanos.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     Not applicable.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 8, 2010

                                    /s/ Anthony G. Orphanos
                                    ANTHONY G. ORPHANOS

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